UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2006

or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ______________

Commission File No. 1-6479-1

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

OSG Ship Management, Inc. Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

Overseas Shipholding Group, Inc.
666 Third Avenue
New York, New York 10017

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN
FORM 11-K

TABLE OF CONTENTS

J.H. COHN LLP
Accountants and Consultants since 1919

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
OSG Ship Management, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of OSG Ship Management, Inc. Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of OSG Ship Management, Inc. Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic 2006 financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
June 27, 2007

1212 Avenue of the Americas • New York, NY 10036 • 212-297-0400 • fax 212-922-0913 • www.jhcohn.com
Offices in New York, New Jersey, California and the Cayman Islands • Worldwide Associations Including Member Firms of SC International

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
Investments, at fair value	$ 31,169,903	$ 19,628,682
Participant loans	174,905	123,821
	31,344,808	19,752,503
Receivables:		
Employer's contributions	14,973	—
Participants contributions	22,976	—
	37,949	—
Net assets available for benefits at fair value	31,382,757	19,752,503
Adjustment from fair value to contract value for interest in collective investment fund relating to fully benefit-responsive investment contracts	55,619	27,426
Net assets available for benefits	$ 31,438,376	$ 19,779,929

See Notes to Financial Statements.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Investment income:		
Net appreciation in fair value of investments	$ 1,342,202	$ 438,425
Dividend and interest income	1,532,125	720,480
Totals	2,874,327	1,158,905
Participant conversions in	7,483,471	—
Contributions:		
Participants	1,277,162	1,132,605
Employer	1,827,706	667,440
Totals	3,104,868	1,800,045
Totals	13,462,666	2,958,950
Deductions from net assets attributable to:		
Distributions to participants	1,795,855	1,480,937
Other charges	8,364	2,081
Totals	1,804,219	1,483,018
Net increase in plan assets	11,658,447	1,475,932
Net assets available for benefits:		
Beginning of year	19,779,929	18,303,997
End of year	$ 31,438,376	$ 19,779,929

See Notes to Financial Statements.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following brief description of OSG Ship Management, Inc. Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General:
The Plan, which was amended and restated as of January 1, 1997 (with certain amendments effective as of subsequent dates), is a defined contribution plan covering substantially all employees of OSG Ship Management, Inc. (the "Company") who have sixty days of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2006, the Company amended and restated the Plan to provide for a new employer contribution account and to provide for a special employer contribution account for participants who are fifty or older on January 1, 2006. The rights and benefits of any participant who retired or whose employment was terminated prior to January 1, 2006 shall be determined by the provisions of the Plan in existence at the time of such retirement or such termination of employment.

Contributions:
Participants may make basic pre-tax contributions to the Plan of up to 6% of compensation, as defined. A participant may also make supplemental pre-tax contributions, the amount of which depends upon the participant's salary. A participant's total contributions in any year may not exceed the maximum amounts for that year as specified in Sections 401(k) and 415 of the Internal Revenue Code and regulations thereunder. Matching contributions are made by the Company as a percentage of the participant's basic contributions and at the discretion of the Company. Effective January 1, 2006, the Company makes contributions in an amount equal to 6% of compensation, as defined, plus during the five years ending December 31, 2010 for each of those employees who are 50 or older as of January 1, 2006, an additional amount calculated as a specified percentage of compensation based on such participant's age. Effective January 1, 2002, a participant's maximum annual addition to the Plan is limited to an amount not greater than the lesser of 100% of the participant's compensation for that year or $40,000, as adjusted. Effective January 1, 2006, contributions with respect to an after-tax savings option can no longer be made.

Note 1 - Description of Plan (continued):

Participant accounts:
Participants' funds are kept in their own separate pre-tax and company contribution accounts. Each participant's pre-tax account is credited with the participant's contribution and the company matching contribution, if any, is credited to the participant's company contribution account. Net investment gain or loss in each mutual fund or collective fund is allocated to each participant's account in proportion to account balances, as defined. Forfeitures of terminated participant's nonvested company contribution accounts are used to reduce the Company's future contributions. At December 31, 2006, forfeited nonvested accounts totaled $16,925. These accounts will be used to reduce future employer contributions. Also, in 2005, employer contributions were reduced by $8,449 from forfeited nonvested accounts.

Vesting:
Participants are immediately vested in their pre-tax account, catch-up contribution account, special employer contribution account, after-tax account and rollover account. Participants are vested in their matching contribution account and employer contribution account upon the completion of three years of continuous service, at normal retirement date, or upon becoming totally and permanently disabled.

Participant loans:
Any participant can request from the Plan a loan not to exceed the lesser of (i) the total value of the participant's pre-tax contribution account, catch-up contribution account, after-tax account, special employer contribution account, the vested portion of the matching contribution account and rollover account, (ii) one-half the combined total of the participant's vested accounts, or (iii) $50,000, with this amount further reduced by the highest outstanding balance of any other loan to the participant under the Plan during the last twelve months, as defined. The loan must comply with various terms and conditions including transfer of the amount of the loan from the participant's pre-tax account to a loan fund, which will be pledged as security for the loan.

Note 1 - Description of Plan (continued):

Payment of benefits:
Upon termination of service, participants will receive the vested value of their accounts either in a lump sum distribution or in installments over a period which can range from three to ten years. The date of the initial payment of benefits may commence at anytime after retirement, death (or total and permanent disability) or termination, but not later than the calendar year in which the participant attains age 70 ½. The plan also provides that on or after a participant's 60th birthday, an active employee may withdraw all of the value of his or her vested accounts under the Plan in a lump sum. Participants with an interest in the Company Stock Fund may elect to receive distributions of their interest in such fund in either cash or common stock of the Overseas Shipholding Group, Inc. (see Note 4).

Tax status:
The most recent determination letter received from the United States Treasury Department, dated November 1, 2002, ruled that the Plan, as amended, constituted a qualified plan under the provisions of the Internal Revenue Code. The Plan has been subsequently amended. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 2 - Summary of Significant Accounting Policies:

Basis of presentation:
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (continued):

As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsible Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective investment fund as well as the adjustment of the investment in the collective investment fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment valuation and income recognition:
Substantially all investments are stated at fair value. Investments in mutual funds are valued at quoted market prices. The collective investment fund is an investment fund that invests primarily in investment contracts issued by insurance companies and commercial banks, which are carried at fair value. The Plan's interest in the collective investment fund is valued based on information reported by the investment advisor using the audited financial statements of the collective investment fund. The Company Stock Fund (see Note 4) follows unit accounting. The value of a participant's account in the Company Stock Fund is based on the quoted market price of Overseas Shipholding Group, Inc. stock as well as interest accrued on the balance held in cash.

Changes in the fair value of investments during the year are reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Purchases and sales of securities are recorded on the date the transaction order is executed. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Payment of benefits:
Benefits are recorded when paid.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN

Note 3 - Investments:

All of the investments of the Plan are held by Vanguard Fiduciary Trust Company (the "Trustee") under a Trust Agreement. The Trustee executes all investment transactions of the Plan. The participants are able to direct the investment of funds credited to their accounts on a daily basis.

The following table presents investments, at fair value, that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005:

	2006	2005
RS Emerging Growth Fund	$ —	$ 1,005,798
Vanguard 500 Index Fund	2,449,467	1,886,846
Vanguard International Growth Fund	2,300,594	1,129,291
Vanguard Prime Money Market Fund	2,159,432	1,740,244
Vanguard U.S. Growth Fund	—	2,153,862
Vanguard Wellington Fund	3,140,613	2,697,250
Vanguard Windsor II Fund	3,041,899	2,998,466
Vanguard Retirement Savings Trust	5,779,980	2,079,672

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN

Note 3 - Investments (continued):

The Plan's investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2006	2005
Company Stock Fund	$ 134,508	$ (45,276)
Goldman Sachs Mid Cap Value Fund	11,262	—
Janus Small Cap Value Fund	(47,526)	(47,706)
Marisco Focus Investment Fund	21,850	—
MSIFT Midcap Growth Advisor	41,504	18,435
Oakmark Select Fund	(12,957)	—
PIMCO All Asset Fund	(3,910)	—
PIMCO Total Return Fund	(5,257)	(4,837)
Rainer Small/Mid Cap Value Fund	(440)	—
RS Emerging Growth Fund	99,544	(1,193)
T. Rowe Price Science & Technology Fund	3,854	(4,291)
Vanguard 500 Index Fund	265,051	54,716
Vanguard Emerging Mkts-Stock Index Fund	122,087	—
Vanguard Explorer Fund	15,127	(69)
Vanguard International Growth Fund	141,407	103,194
Vanguard International Value Fund	(3,591)	—
Vanguard Mid-Cap Index Fund	37,488	27,828
Vanguard PRIMECAP Fund	9,648	24,527
Vanguard Target Retirement 2005 Fund	559	(28)
Vanguard Target Retirement 2015 Fund	20,612	15
Vanguard Target Retirement 2025 Fund	25,417	1,370
Vanguard Target Retirement 2035 Fund	12,539	422
Vanguard Target Retirement 2045 Fund	21,210	1,855
Vanguard Target Retirement Income	255	2
Vanguard Total Bond Market Index Fund	(485)	(68)
Vanguard U.S. Growth Fund	39,661	215,699
Vanguard Wellington Fund	135,686	19,333
Vanguard Windsor II Fund	257,099	74,497
	$ 1,342,202	$ 438,425

Note 4 - Related Party Transactions:

Certain services are rendered to the Plan by the Company, at no cost to the Plan. The Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan's trustee. Plan investments also include the Company Stock Fund, which invests in shares of Overseas Shipholding Group, Inc., the parent of OSG Ship Management, Inc.

Note 5 - Plan Termination:

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Note 6 - Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
EIN #13-3589004
Plan #002

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(Schedule H, Part IV, Line 4i)
DECEMBER 31, 2006

Identity of Issuer, Borrower, Lessor, or Similar Party	Investment Description	Fair Value
*Overseas Shipholding Group, Inc.	Company Stock Fund	$ 913,675
*Goldman Sachs Mid Cap Value Fund	Mutual Fund	304,396
*Janus Small Cap Value Fund	Mutual Fund	844,705
*Marisco Focus Investment Fund	Mutual Fund	732,538
*MSIFT Midcap Growth Advisor	Mutual Fund	595,036
*Oakmark Select Fund	Mutual Fund	352,165
*PIMCO All Asset Fund	Mutual Fund	283,503
*PIMCO Total Return Fund	Mutual Fund	1,010,550
*Rainer Small/Mid Cap Value Fund	Mutual Fund	605,470
*Vanguard 500 Index Fund	Mutual Fund	2,449,467
*Vanguard Emerging Mkts-Stock Index Fund	Mutual Fund	1,192,235
*Vanguard Explorer Fund	Mutual Fund	476,844
*Vanguard International Growth Fund	Mutual Fund	2,300,594
*Vanguard International Value Fund	Mutual Fund	1,463,133
*Vanguard Mid-Cap Index Fund	Mutual Fund	582,740
*Vanguard PRIMECAP Fund	Mutual Fund	781,972
*Vanguard Prime Money Market Fund	Mutual Fund	2,159,432
*Vanguard Target Retirement 2005 Fund	Mutual Fund	4,401
*Vanguard Target Retirement 2015 Fund	Mutual Fund	447,137
*Vanguard Target Retirement 2025 Fund	Mutual Fund	637,379
*Vanguard Target Retirement 2035 Fund	Mutual Fund	181,900
*Vanguard Target Retirement 2045 Fund	Mutual Fund	358,868
*Vanguard Total Bond Market Index Fund	Mutual Fund	165,903
*Vanguard Target Retirement Income Fund	Mutual Fund	363,368
*Vanguard Wellington Fund	Mutual Fund	3,140,613
*Vanguard Windsor II Fund	Mutual Fund	3,041,899
*Vanguard Retirement Savings Trust	Collective Investment Fund	5,779,980
		31,169,903
Participant loans (maturity dates ranging from 2007 through 2011, with interest of 7%)	Loan	174,905
Receivables	—	37,949
Totals		$ 31,382,757

* Party-in-interest.

Cost information not required for participant directed investments.

See Report of Independent Registered Public Accounting Firm.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
EIN #13-3589004
Plan #002

SCHEDULE OF INVESTMENT ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
DECEMBER 31, 2006

No transaction is reportable herein since all investment assets acquired in 2006 and sold before December 31, 2006 were covered by the exceptions of Labor Regulations 2520.103-11(b)(2).

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
EIN #13-3589004
Plan #002

SCHEDULE OF NONEXEMPT TRANSACTIONS INVOLVING
A PERSON KNOWN TO BE A PARTY-IN-INTEREST
DECEMBER 31, 2006

There were no nonexempt transactions for the year ended December 31, 2006.

OSG SHIP MANAGEMENT, INC.
SAVINGS PLAN
EIN #13-3589004
Plan #002

SCHEDULE OF REPORTABLE TRANSACTIONS
(Schedule H, Part IV, Line 4j)
DECEMBER 31, 2006

No transactions are reportable herein as all plan assets are participant-directed and are allocated to individual participant accounts.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

By ______________________

Myles R. Itkin
Member of Savings Plan Committee

Date: June 27, 2007

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-95029) of Overseas Shipholding Group, Inc. pertaining to OSG Ship Management, Inc. Savings Plan of our report dated June 27, 2007 on our audit of the financial statements and supplemental schedules of OSG Ship Management, Inc. Savings Plan as of December 31, 2006 and for the year then ended, which is included in this Annual Report on Form 11-K.

J.H. Cohn LLP

New York, New York
June 27, 2007

END